STATEMENT OF INVESTMENTS

Dreyfus Treasury Prime Cash Management

April 30, 2008 (Unaudited)

U.S. Treasury Bills--95.1%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
5/1/08	2.63	179,000,000	179,000,000
5/8/08	1.32	1,242,600,000	1,242,281,572
5/15/08	1.74	1,374,150,000	1,373,226,257
5/22/08	1.44	1,893,000,000	1,891,422,378
5/29/08	1.89	860,200,000	858,947,278
6/5/08	1.42	900,000,000	898,765,035
6/12/08	1.06	1,868,000,000	1,865,691,458
6/19/08	1.07	1,049,500,000	1,047,980,394
6/26/08	1.03	600,000,000	599,038,667
7/3/08	1.29	390,000,000	389,120,625
7/17/08	1.90	266,500,000	265,426,641
7/24/08	1.18	22,700,000	22,637,500
8/7/08	2.05	400,000,000	397,786,833
9/4/08	1.47	1,028,900,000	1,023,634,154
9/11/08	1.48	850,000,000	845,394,875
9/25/08	1.43	275,000,000	273,403,417
10/2/08	1.48	441,000,000	438,219,829
Total U.S. Treasury Bills			
(cost $13,611,976,913)			**13,611,976,913**
U.S. Treasury Notes--5.0%			
5/15/08	3.71	200,000,000	199,991,857
6/30/08	1.16	211,000,000	212,364,123
8/15/08	3.22	300,000,000	300,668,705
Total U.S. Treasury Notes			
(cost $713,024,685)			**713,024,685**
Total Investments (cost $14,325,001,598)		100.1%	**14,325,001,598**
Liabilities, Less Cash and Receivables		(.1%)	**(9,024,928)**
Net Assets		100.0%	**14,315,976,670**

For Federal tax Purposes, the fund's approximate tax cost is equal to book cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of April 30, 2008 in valuing the fund's assets carried

at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	14,325,001,598	0
Level 3 - Significant Unobservable Inputs	0	0
Total	14,325,001,598	0

*Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as futures, forwards and swap contracts, which are valued at the unrealized appreciation/depreciation on the instrument.